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                                                        EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

Monongahela Power Company        )
Notice of Proposed Refinancing   )
of Pollution Control Revenue     )
Notes                            )




     Monongahela Power Company (Monongahela), 1310 Fairmont Avenue, Fairmont, WV 26555-1392, a public utility subsidiary of Allegheny Energy, Inc., 10435 Downsville Pike, Hagerstown, MD 21740-1766, a registered holding company, has filed an Application or Declaration pursuant to Sections 6(a)and 7 of the Act.

          The proposed transactions involve the issuance of notes by Monongahela Power Company ("Monongahela" or the "Company") a public utility subsidiary of Allegheny Energy, Inc., a registered holding company, to support the contemporaneous issuance of pollution control revenue bonds by three West Virginia County
Commissions. The County Commissions are located in Marion County, Preston County and Pleasants County, West Virginia (collectively, the "County Commissions"). The proceeds from the three series of bonds will be used to pay off at maturity three series of presently outstanding pollution control revenue bonds, all of which are Series B Bonds and all of which mature on April 1, 1998. The Series B Bonds were issued by the Authority in 1988 in the following amounts with the following interest rates:
(i) $3,055,000 principal amount Marion County Pollution Control Revenue Bonds (Monongahela Power Company Rivesville Generating Station), 1988 Series B, 6-7/8%; (ii) $5,900,000 principal amount Preston County Pollution Control Revenue Bonds (Monongahela Power Company Albright Generating Station), 1988 Series B, 6-7/8% ; and
(iii) $10,145,000 principal amount Pleasants County Pollution Control Revenue Bonds (Monongahela Power Company Willow Island Generating Station), 1988 Series B, 6-7/8%(collectively, the "Series B Bonds"). Due to the change in interest rates since the time that the Series B Bonds were originally issued, and the cost to the Company of financing that is not tax exempt, each County Commission proposes to issue a new series of pollution control revenue bonds (collectively, the "Series C Bonds") at a lower interest rate. The County Commissions will use the proceeds from the Series C Bonds to pay the Series B Bonds at maturity. The Company requests authority from the Securities and Exchange Commission ("Commission") to enter into new promissory notes insofar as the terms and conditions of the bonds to be issued by the County Commissions affect the payments to be made by the Company under the promissory notes presently outstanding. As information, the presently outstanding Series B notes will be canceled and new notes will be entered into to reflect the new terms.

          A.   Background

           On November 26, 1975 and December 17, 1975, the Commission authorized Monongahela to issue notes in connection with the tax exempt financing by the County Commissions of certain electrostatic precipitators and associated foundations, duct work, fly ash handling system, interests in land and assorted equipment (collectively the "Pollution Control Equipment") at the Rivesville Generating Station (Unit No. 6) in Marion County, West Virginia, Albright Generating Station (Units 2 and 3) in Preston County, West Virginia, and Willow Island Generating Station (Units 1 and 2) in Pleasants County, West Virginia. (HCAR Nos. 19268 and 19304.) The tax exempt financing provided money for the installation of Pollution Control Equipment at the Rivesville,

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Albright and Willow Island Generating
Stations.  The Pollution Control Equipment has been completed.

            The   Series  A  Bonds  were  issued  by  the  County
Commissions in December 1975, in an aggregate amount of $21,000,000 at an interest rate of 8-1/2%. They had a maturity date of December 1. 1995 and were subject to optional redemption on and after December 1, 1985.

          On November 9, 1987, the Commission authorized Monongahela to issue new pollution control revenue notes (the "Series B Notes") aggregating $19,100,000. (HCAR 24495). The County Commissions issued their Series B Pollution Control Revenue Bonds in April, 1988, the proceeds of which were used to redeem the Series A Pollution Control Revenue Bonds. The Series A Notes were canceled as part of this transaction.

          B.   Requested Authorization

           The County Commissions propose to issue $19,100,000 aggregate principal amount in three new series of bonds (each series to be designated as "Series C Bonds", collectively hereinafter referred to as the "Series C Bonds"), the proceeds of which will be used to pay at maturity the County Commissions' Series B Bonds presently outstanding which correspond to notes issued by Monongahela. The figure represents $1,900,000 less than the aggregate amount of Series A Bonds originally issued due to the operation of a mandatory sinking fund which required the County Commissions to redeem bonds each December 1 beginning in 1986 at par plus accrued interest as follows: Marion ($150,000), Preston ($300,000) and Pleasants ($500,000) per year. The Series A Bonds were redeemed in April of 1988.

           Monongahela requests authority through December 31, 2002 to enter into the proposed transactions and to issue new promissory notes. The Series C Bonds will be issued under a supplemental trust indenture with a corporate trustee, approved by the Company, and sold at such time, at such interest rate and for such price as shall be approved by the Company. However, the interest rate for each series of Series C Bonds will not exceed the interest rate of the corresponding series of Series B Bonds presently outstanding. The timing of the financing will depend upon a subjective determination by the Companies of market conditions. The Series C Bonds will mature no later than the year 2015.

          Monongahela will deliver concurrently with the issuance of the Series C Bonds, its non-negotiable Pollution Control Note (collectively, the "Notes") corresponding to such series of Bonds in respect of principal amount, interest rate and redemption provisions (which may include a special right of the holder to require the redemption or repurchase of the Bond at stated intervals) and having installments of principal corresponding to any mandatory sinking fund payments and stated maturities.

           Title to the Pollution Control Equipment will remain with each of the County Commissions in accordance with the terms of the original Purchase Agreements (the "Purchase Agreement"), which provide, among other things, for the payment by Monongahela of all expenses and costs in connection with the operation and maintenance of the Pollution Control Equipment, including insurance and taxes, if any; and semi-annual installments of purchase price equal to such amounts as are due from the respective County Commissions under the provisions of certain Trust Indentures, such amount being sufficient to pay the interest on and principal of the Bonds due on each installment date. Title to the Pollution Control Equipment will vest in Monongahela after payment of the Bonds and payment by Monongahela of all additional payments due or to become due.

           There  are also Trust Indentures dated as of  December
15,  1975, between each County Commission and The Chase Manhattan
Trust  Company, National Association, successor trustee to Mellon
Bank,  N.A.,  as  trustee, governing

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terms of  the  bonds  issued pursuant to the Indenture.  Payment on the Notes will be made to the Trustee under supplemental indentures to be entered into between the Companies and the Trustee, described below, and shall be applied by the Trustee to pay the maturing principal price of and interest and other costs on the Series B Bonds as the same become due. The Company also proposes to pay any trustees' fees or other expenses incurred by the County Commissions.

           It is expected that the County Commissions will engage an underwriter or underwriters to provide financial advice and underwrite the sale of the Series C Bonds. Fees, commissions and expenses of the underwriters and legal counsel in connection with the proposed transaction will be filed by amendment. The Company has been informed that the County Commissions have legal authority to issue tax exempt revenue bonds in accordance with the proposed documents and the Company understands that legal opinions to that effect will be delivered to appropriate parties at, or prior to, the closing date. The Series C Bonds will be in registered form and initially will be registered in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York. The Series C Bonds will bear interest semi-annually at rates to be determined. The Series C Bonds will be issued pursuant to supplemental indentures, which will provide for parameters to be determined. The supplemental indentures will also provide that all of the proceeds from the sale of the Series C Bonds by the County Commissions must be applied to the cost of the Pollution Control Equipment, including the cost of paying off the Series B Bonds at maturity.

          The Company desires to consummate the proposed transactions and pay at maturity the Series B Bonds to provide the lowest cost of permanent financing for non-revenue-producing Pollution Control Equipment which the Company has been required to install to meet environmental standards. The Company has been advised that the annual interest rate on tax exempt bonds has been approximately 1% to 3% lower than the interest rate on taxable obligations of comparable quality, depending upon the type to be sold by the County Commissions.

          Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

          The application and any amendments thereto are
available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request
a hearing should submit their views in writing by               ,
1998, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.

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